UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9-799-6183

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On December 18, 2024, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release entitled “NeuroSense Management Provides Business Update and Third Quarter 2024 Financial Results.” A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K and the text under the heading “In addition, the Company hereby provides its Q3 2024 financial results” and the unaudited consolidated financial results included in the tables in the press release attached as Exhibit 99.1 is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269306, 333-283656 and 333-260338) and Form S-8 (File No. 333-262480), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated December 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 18, 2024	By:	/s/ Alon Ben-Noon

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